

*MK*

14046088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8 - 67445 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___
                                  MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:      KMHT Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___6458 Memorial Drive___
                              (No. and Street)

___Frisco___                 ___TX___                 ___75034___
  (City)                       (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Michelle Taylor___                              ___214-244-0823___
                                                   (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Brad A. Kinder, CPA**
                (Name – if individual, state last, first, middle name)

**815 Parker Square**         **Flower Mound**      **Texas**      **75028**
  (Address)                     (City)               (State)        (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, _____ Michelle Taylor _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ KMHT Securities, Inc. _____, as of December 31 _____, 20 ___ 13 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____ NONE _____

_____

_____

_____

*[Notary stamp: GAY L. RODER — MY COMMISSION EXPIRES August 9, 2014]*

_Signature_

CEO
Title

Notary Public

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

*_The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000._

**KMHT Securities, Inc.**

**CONTENTS**

# BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
KMHT Securities, Inc.

We have audited the accompanying financial statements of KMHT Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KMHT Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

*Brad A. Kinder, CPA*
BRAD A. KINDER, CPA

Flower Mound, Texas
February 5, 2014

## KMHT Securities, Inc.
## Statement of Financial Condition
## December 31, 2013

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 10,071 |
| **Total Assets** | $ | 10,071 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | $ | 0 |

**STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Common stock, $1 par value, 5,000 shares authorized, issued and outstanding | 5,000 |
| Additional paid-in capital | 52,900 |
| Accumulated deficit | (47,829) |
| Total Stockholder's Equity | 10,071 |
| **Total Liabilities and Stockholder's Equity** | $ 10,071 |

See notes to financial statements.

**KMHT Securities, Inc.**
**Statement of Operations**
**Year Ended December 31, 2013**

| | |
|---|---:|
| **REVENUE** | $ - |
| **EXPENSES** | |
| Professional fees | 3,500 |
| Regulatory fees | 1,965 |
| Other expenses | 415 |
| Total Expenses | 5,880 |
| **NET LOSS** | $ (5,880) |

See notes to financial statements.

# KMHT Securities, Inc.
## Statement of Changes in Stockholder's Equity
### Year Ended December 31, 2013

| | Common Shares | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2012 | 5,000 | $ 5,000 | $ 44,900 | $ (41,949) | $ 7,951 |
| Additional capital contributed | | | 8,000 | | 8,000 |
| Net loss | | | | (5,880) | (5,880) |
| Balances as of December 31, 2013 | 5,000 | $ 5,000 | $ 52,900 | $ (47,829) | $ 10,071 |

See notes to financial statements.

# KMHT Securities, Inc.
## Statement of Cash Flow
## Year Ended December 31, 2013

**Cash Flows From Operating Activities:**

| | |
|---|---|
| Net loss | $ (5,880) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Change in assets and liabilities: | |
|     Decrease in accounts payable | (1,500) |
| Net cash used in operating activities | (7,380) |

**Cash Flows From Financing Activities:**

| | |
|---|---|
| Additional capital contributed | 8,000 |
| Net increase in cash | 620 |
| Cash at beginning of year | 9,451 |
| Cash at end of year | $ 10,071 |

**Supplemental Disclosures of Cash Flow Information:**
Cash paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ - |

See notes to financial statements.

## Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

KMHT Securities, Inc (the Company) was organized in July 2006 as a Texas corporation.  The Company is located in Frisco, Texas.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and, accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company has not had any customer security transactions.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for income tax purposes; whereby, the Company's taxable income or loss passes through to its shareholder; therefore, there is no provision for federal income taxes.  As of December 31, 2013, open Federal tax years subject to examination include the tax years ended December 31, 2010 through December 31, 2012.

## Note 2.  Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.  At December 31, 2013, the Company had net capital of $10,071, which was $5,071, in excess of its required net capital of $5,000.  The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

**Note 3. Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2013, through February 5, 2014, the date the financial statements were available to be issued.

There are no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

## KMHT Securities, Inc.
## Supplementary Information Pursuant to Rule 17a-5
## December 31, 2013

### Computation of Net Capital

| | |
|---|---:|
| Total stockholder's equity qualified for net capital | $ 10,071 |
| Deductions and/or charges | - |
| Total deductions and/or charges | - |
| Net capital before haircuts on securities positions | 10,071 |
| Haircuts on securities | - |
| Net Capital | $ 10,071 |
| Aggregate indebtedness | $ 0 |
| Computation of basic net capital requirement: Minimum dollar net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 5,071 |
| Ratio of aggregate indebtedness to net capital | 0 to 1 |

### Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by KMHT Securities, Inc. on form X-17A-5. Accordingly, no reconciliation is deemed necessary.

### Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

See accompanying independent auditor's report.

**KMHT Securities, Inc.**
*Supplementary Information Pursuant to Rule 17a-5*
**December 31, 2013**

**Statement Regarding Reserve Requirements and Possession or Control Requirements**

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

**SIPC Supplemental Report**

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

# BRAD A. KINDER, CPA

**CERTIFIED PUBLIC ACCOUNTANT**

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
KMHT Securities, Inc.

In planning and performing our audit of the financial statements of KMHT Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Brad A. Kinder, CPA*
BRAD A. KINDER, CPA


Flower Mound, Texas
February 5, 2014